July 23, 2024

Matthew F. Pine
President & Chief Executive Officer
Xylem Inc.
301 Water Street SE
Washington, DC 20003

       Re: Xylem Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 001-35229
Dear Matthew F. Pine:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023
Key Performance Indicators and Non-GAAP Measures, page 40

1.     We note your adjustment for    tax-related special items    includes
adjustments related to
       tax return versus tax provision, tax exam impacts, tax law change impacts, excess tax benefits/losses and other discrete tax adjustments. Please provide us with a breakdown of each item included in this adjustment along with additional information regarding the nature of such amounts and why they are included in your non-GAAP measures of adjusted net income and adjusted earnings per share. Also, clarify how this adjustment reflects current and deferred income tax expenses commensurate with your non-GAAP measure of profitability. Refer to Item 102.11 of the non-GAAP C&DIs.
2. We note your measure of free cash flow includes an adjustment for cash paid in excess of tax provision for R&D law adoption change. Please tell us how you considered the guidance in Item 10(e)(1)(ii)(A) of Regulation S-K, which prohibits excluding charges that will require cash settlement from a non-GAAP liquidity measure, or remove from future filings.
 July 23, 2024
Page 2

Executive Summary, page 42

3. We note you provide a discussion of consolidated adjusted EBITDA on page 48 without a similar discussion of the comparable GAAP measure of net income. We also note, you discuss the percentage change in free cash flow and the basis point change in adjusted operating margin in your executive summary, without providing a similar discussion for the comparable GAAP measures net cash provided by operating activities and operating income. Please revise to present all GAAP measures and discussions of such measures with equal or greater prominence to the non-GAAP measures. Refer to Question 102.10 of the non-GAAP C&DIs.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Megan Akst at 202-551-3407 or Kathleen Collins at 202-551-3499 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Kelly O'Shea